Exhibit 99.1

CHAIRMAN’S ADDRESS TO 2020 AGM

10 December 2020

I am excited to be able to provide this report to you ahead of Genetic Technologies 2020 Annual General Meeting.

I have been involved with GTG for a number of years, initially as a shareholder, then a Director and during 2020 as Chairman. I have always been amazed by its colorful history but more importantly its ground-breaking approach to the health and wellbeing of humanity, and as Dr Muchnicki will present in his update, the vast range of exciting opportunities that lie ahead.

From October 2019 when the company was faced with a Nasdaq deficiency notice for lack of Shareholder equity and limited products in the market, we have certainly come a long way in such a short space of time. We now have two years runway in the bank having raised over $20m with the support of our USA bankers HC Wainwright, some loyal institutional investor support and most importantly strong a pipeline of products and IP.

Covid has had a dramatic impact on the business, and although it has affected our revenues from traditional B2B sources via doctor rep visits it has also empowered us to become a unified team with outstanding opportunities for the future and genuine self-belief.

Our Covid serious disease risk (SDR) test is a showcase harnessing ten years of Development of our Polygenic Risk Score Platform, where we have gone from Concept to Laboratory Validation and we now approach commercial release all within a period of 8 months. To be able to combine R&D and Commercialization under one roof is a true testament to the team and is genuinely unique in the Biotech space with ZERO government support. To be able to assist in the scarce allocation of Vaccines to determine who should be vaccinated first will be a true privilege.

The launch of our Customer Initiated Testing Platforms in both Australia and the USA show great promise and a big thanks to our staff Stan and Adam, Erika and Emma for the recent launch of these paradigm shifts in how we interact with the Consumer and their insatiable appetite for information and opportunity to improve personal health and wellbeing.

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

All of this could not have happened without Dr Richard Allman and his team of highly skilled scientists who have gone above and beyond in their tireless efforts in developing technology that will save lives Today, not tens of years in the future with most drug development concepts. Our Commercial laboratory both Nata and Clia accredited is ably managed by Kathy and her team and is now well equipped with multiple technology platforms to ensure our tests reach the market without supply chain constraints.

I would also like to thank my board for their wisdom and commitment to the Company and what it stands for. Also to Justyn our Company Secretary and CFO Solution for stepping up when it really mattered.

Especially big thanks to George, who took on the challenge as Acting CEO with an energy and passion from a 20-year veteran General Practitioner. He has seen disease and its progress in ways that we could not imagine. This tells us all that his belief in this technology and the opportunity genomics plays in preventative health is a genuine revolution, bursting at the seams and one that governments and health systems are desperately in need of.

I look forward to the coming year and the continuation of this Journey we are all on together.

This announcement was approved Peter Rubinstein, Chairman of Genetic Technologies Limited.

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000